EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2013 and 2012 is as follows.

	As of March 31,
	2013	2012
	(Rs. millions)
Long-term debt	325,457.5	287,471.3
Short-term debt (including current portion)	231,356.9	231,356.9
Total debt (A)	556,814.4	518,505.0
Cash and cash equivalents	116,118.5	145,952.4
Mutual funds (current portion)	75,159.1	74,973.0
Total investible surplus (B)	191,277.6	220,925.4
Net debt (A - B)	365,536.8	297,579.6
Equity (including minority interest)	373,905.7	311,343.6
Net debt/equity	0.98	0.90